Exhibit 99.2

FYE26-Q2 SHAREHOLDER LETTER

arm

Building the future of computing, on **Arm**. Together. For everyone.

Results for quarter ending September 30, 2025

Arm will be hosting a conference call via an audio webcast to discuss earnings at 14:00 Pacific Time (17:00 Eastern Time, 22:00 GMT) on Wednesday, November 5, 2025. A replay of and a transcript of the call will be available the following day.

The webcast and replay can be accessed at: https://edge.media-server.com/mmc/p/ujw5pboy

Dear Shareholder,

Arm delivered strong second quarter results. Revenue grew 34% year-on-year to $1.14 billion, our third consecutive billion dollar revenue quarter and above the high end of guidance. Royalty revenue grew 21% year-over-year to a record of $620 million. Royalty revenue growth came from all target end markets — including smartphones, data center, automotive, and IoT — illustrating our momentum across the business. Licensing revenue of $515 million increased 56% year-over-year. Demand for the Arm platform is strong as more leading companies signed high-value licenses for next-generation technologies.

Our robust revenue growth lifted our non-GAAP EPS above the high end of our guidance range even while we set another record in R&D investment. Our financial performance is a testament to our unwavering commitment to long-term innovation across a broad portfolio of compute technologies.

Arm: the AI Platform Powering the Future – from Milliwatts to Megawatts
Artificial intelligence is transforming every industry and Arm is at the center of this revolution. As AI workloads scale across cloud AI, physical AI, and edge AI, the demand for high-performance and energy-efficient compute continues to accelerate. Arm is the only compute platform delivering AI everywhere — from milliwatts in the smallest of edge devices to megawatts in the world's largest data centers.

In October, Arm and Meta announced a strategic partnership that highlights the full range of the Arm compute platform. This collaboration spans everything from AI-enabled wearables to AI data centers running Arm Neoverse cores that power the recommendation engines behind Meta's family of applications including Facebook and Instagram. By co-designing across the entire compute stack, Arm is enabling a consistent software architecture from glasses to the data center — something only Arm’s platform can deliver. This positions Arm as a key beneficiary as Meta scales its AI capabilities from edge devices to gigawatt-scale data centers.

Accelerating Time to Market with Compute Subsystems
As chip design grows more complex, customers are increasingly adopting Arm Compute Subsystems (CSS) to accelerate development and reduce execution risk. Demand continues to exceed our expectations. During the quarter, Arm signed three CSS licenses — one each in smartphones, tablets, and data centers — which brings our total number of CSS licenses to 19 across 11 companies. Five customers are already shipping CSS-based chips, including one that is shipping its second generation of the platform. We continue our deep collaboration with Samsung to leverage CSS for their Exynos family of chipsets, which means the top four Android phone vendors are now all shipping CSS-powered devices. CSS is becoming the preferred starting point for customers across many end markets and a significant tailwind for royalty revenue growth.

Arm also launched the Lumex CSS platform — our most advanced smartphone platform to date. Lumex delivers up to 5x faster AI performance on the CPU with Scalable Matrix Extensions (SME2) and up to 3x greater energy efficiency compared to the prior generation. This enables rich on-device AI experiences, such as real-time translation, image enhancement, and personal assistants. The ecosystem is already embracing Lumex. Leading applications such as Gmail, YouTube and AliPay are now accelerating on-device inference and real-time personalization. Partners such as MediaTek are designing Lumex configurations into their next-generation chips, with flagship smartphones from OPPO and vivo already launched in calendar Q4 2025. Lumex also integrates Arm’s Mali G1 GPU, delivering up to twice the AI and graphics performance of the prior generation and enabling top games such as Fortnite and Genshin Impact.

Momentum in Cloud AI
Arm's momentum in cloud AI continues to accelerate as our compute platform becomes foundational to the world's leading AI infrastructure. Arm Neoverse CPUs have now surpassed 1 billion cores deployed to run the complex AI and hyperscaler workloads that define modern computing. Spanning both general purpose and custom silicon designs, from NVIDIA Grace and AWS Graviton to Google Axion and Microsoft Cobalt, Arm delivers unmatched performance, efficiency, and software breadth across the full range of AI workloads.

AWS Graviton 4 and SageMaker AI now run quantized small-language-model inference and asynchronous AI agents natively on Arm, demonstrating how CPU-based AI can deliver high performance and cost efficiency for a new class of generative-AI applications. Google has already migrated more than 30,000 applications — including YouTube and Gmail — to Arm, with plans to transition the majority of its 100,000+ applications. Its Axion chips deliver up to 65% better price performance while using up to 60% less energy than comparable instances on Google Cloud, while Microsoft has expanded its Cobalt 100 deployments to 29 regions globally.

Customers are increasingly deploying Arm Neoverse CPUs as head nodes alongside AI accelerators for training and inference workloads, reinforcing Arm's position as the new unit of compute in the AI data center. We expect Arm's share of CPUs deployed by top hyperscalers to reach nearly 50% this year. As AI agents proliferate, demand for efficient CPU compute is set to expand significantly — a trend that directly benefits Arm.

NVIDIA has secured over half a trillion dollars in expected orders through 2026, illustrating demand for its Arm-based Grace Blackwell superchips remains exceptionally strong. The addition of five new Stargate AI data center sites, all anchored on Arm as a strategic compute platform, underscores Arm's central role powering AI at scale.

Next Frontier of AI at the Edge and in the Physical World
Arm’s compute platform is enabling real-time intelligence across edge AI and the physical AI world. Across these domains, Arm delivers high-performance, energy-efficient, and secure compute where responsiveness and reliability are critical.

At the edge, AI is transforming how people interact with devices in their hands and homes. During Q2, Google launched the Pixel 10 phone powered by the new Arm-based Tensor G5 chip. The Tensor G5 runs the new Gemini model up to 2.6x faster and 2x more efficiently than prior generations. In PCs, NVIDIA began shipping its Arm-based DGX Spark for AI developers — a compact desktop supercomputer used for local model training, fine tuning, and inference — expanding Arm’s presence in edge compute and accelerating on-device AI innovation by bringing data center capabilities directly to the desk of developers.

In the physical world, AI is reshaping how machines move, sense, and operate. This quarter, a flagship EV from a leading automaker was introduced to market, built on Arm’s compute platform and featuring Arm Automotive Enhanced technologies that enable intelligent park assist, multilingual voice control, and real-time safety. Tesla also introduced its next-generation AI5 chip, designed for upcoming vehicles and robots and based on Arm’s compute platform. Delivering up to 40x faster AI performance than the prior generation, it demonstrates how Arm is enabling breakthrough efficiency and scalability across automotive and robotics applications. As AI continues to move closer to where data is generated and decisions are made, the edge and physical world represent the next major wave of growth for Arm’s compute platform.

The Broadest Developer Ecosystem in Computing
Arm's ecosystem remains a powerful competitive advantage. It unites developers, partners, and open standards across every segment of compute. Software drives hardware adoption, and Arm’s developer base is the powerful flywheel accelerating our growth. With over 22 million developers, representing more than 80% of the global total, Arm has the largest developer community in computing from cloud to edge.

During the quarter, we strengthened the software foundation of our platform through new AI integrations and frameworks. Arm launched an agentic AI integration with GitHub Copilot, enabling millions of developers to automate and optimize cloud workload migration to Arm-based infrastructure. We also advanced AI software performance through Arm KleidiAI, which enhances leading frameworks including PyTorch — delivering up to 2.5x faster performance on transformer-based models — and ExecuTorch — improving the speed and energy efficiency of on-device AI by more than 20%. Together, these enhancements deliver faster AI response times and greater compute efficiency across billions of devices and are central to Meta’s AI strategy.

Arm continues to lead the open collaboration shaping the future of compute. In Q2, we contributed the Foundation Chiplet System Architecture (FCSA) to accelerate chiplet-based System-on-a-Chip (SoC) design with Arm, and Arm Total Design has tripled its membership since its 2023 launch and added 10 new members at the Open Compute Project (OCP) Summit including Marvell.

Arm - the Only Platform Delivering AI Everywhere
AI is reshaping every part of computing — from hyperscale data centers and autonomous machines to devices in the palm of your hand. Only Arm provides the unified compute platform powering this full spectrum of AI workloads. Arm combines unmatched breadth with the performance, efficiency, and security that the AI era demands.

We remain focused on executing our strategy: expanding our Compute Subsystem (CSS) portfolio, strengthening our software and developer ecosystem, and accelerating innovation with our partners. As AI continues to proliferate across industries and form factors, Arm’s platform will remain the common foundation connecting them all — driving long-term growth, ecosystem expansion, and sustainable value creation for our shareholders.

 “Arm’s Q2 FYE26 revenue exceeded $1 billion for the third consecutive quarter, with record royalties reflecting a new high in demand for the Arm compute platform,” said Rene Haas, CEO. “As workload complexity accelerates with every new model and every new agent, Arm is the compute platform for the AI era — delivering high performance, power-efficient AI everywhere.”

Sincerely,

Rene Haas, Chief Executive Officer	Jason Child, Chief Financial Officer
Investor Contact Investor.Relations@arm.com	Media Contact Global-PRteam@arm.com

Q2 FYE26 Financial Overview
•Arm's Q2 results demonstrated strong year-over-year revenue growth. Total revenue increased 34% year-over-year to $1,135 million, a record for a second quarter. Revenues exceeded $1 billion for the third consecutive quarter.
•Royalty revenue increased 21% year-over-year to $620 million, driven by the continued adoption of Arm technology with higher royalty rates per chip, such as Armv9 architecture and Arm CSS, and increased usage of Arm-based chips in data centers.
•License and other revenue increased 56% year-over-year to $515 million due to normal fluctuations in the timing and size of multiple high-value license agreements and contributions from backlog.
•Annualized contract value (ACV), a metric for normalized license and other revenue, increased 28% year-over-year to $1,600 million.
•Remaining performance obligations (RPO), a metric for unearned revenue and amounts to be invoiced and recognized in future periods, increased 1% quarter-over-quarter to $2,246 million. The Company expects to recognize approximately 29% of RPO as revenue over the next 12 months, 16% over the subsequent 13-to 24-month period, and the remainder thereafter.
•Arm Total Access licenses increased by 3 during the quarter to 48, including more than half of our top 30 customers. Arm Flexible Access customers decreased by 1 during the quarter to 312.
•GAAP gross profit was $1,106 million, which equates to a GAAP gross margin of 97.4%. Non-GAAP gross profit was $1,115 million, which equates to a non-GAAP gross margin of 98.2%.
•GAAP operating expenses were $943 million. Non-GAAP operating expenses were $648 million and increased 31% year-over-year.
•GAAP research and development was $691 million. Non-GAAP research and development was $466 million and increased 45% year-over-year driven by investment in engineering headcount.
•GAAP selling, general and administrative was $252 million. Non-GAAP selling, general and administrative was $182 million and increased 6% year-over-year.
•GAAP operating income was $163 million. Non-GAAP operating income was $467 million.
•GAAP operating margin increased to 14.4% from 7.6% in the prior year period. Non-GAAP operating margin increased to 41.1% from 38.6% in the prior year period.
•GAAP effective tax rate was 21.2%. The non-GAAP effective tax rate was 15.1%.
•GAAP net income was $238 million and GAAP fully diluted earnings per share ("EPS") was $0.22 compared with $0.10 in the same period a year ago. Non-GAAP net income was $417 million and non-GAAP fully diluted EPS was $0.39 compared with $0.30 in the same period a year ago.
•Operating cash flow was $567 million and non-GAAP free cash flow (FCF) was $411 million.
•Cash and cash equivalents and short-term investments totaled $3,258 million.

Guidance and Results

Quarterly Guidance & Results	Q2 FYE26 Guidance	Q2 FYE26 Results	Q3 FYE26 Guidance
Revenue	$1.01bn - $1.11bn	$1,135m	1.225bn +/- $50m
Non-GAAP operating expense (1)	~$655m	$648m	~$720m
Non-GAAP fully diluted earnings per share (1)	$0.29 - $0.37	$0.39	$0.41 +/- $0.04

(1) For more information and definitions of the non-GAAP measures see the “Key Financial and Operating Metrics” section below. A reconciliation of each of the projected non-GAAP operating expense and non-GAAP fully diluted earnings per share, which are forward-looking non-GAAP financial measures, to the most directly comparable GAAP financial measure, is not provided because Arm is unable to provide such reconciliation without unreasonable effort. The inability to provide each reconciliation is due to the unpredictability of the amounts and timing of events affecting the items we exclude from the non-GAAP measure.

Key Financial and Operating Metrics

We use the following key performance indicators and non-GAAP financial measures to analyze our business performance and financial forecasts and to develop strategic plans, which we believe provide useful information to investors to aid in understanding and evaluating our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes to calculate these metrics. These key performance indicators and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may differ from similarly titled metrics or measures presented by other companies.

The following table sets forth a summary of the key financial and operating metrics for the three months ended September 30, 2025 (for year-to-date key financial metrics, see the "Condensed Consolidated Income Statements" and "GAAP to Non‑GAAP Reconciliation" sections below):

(in millions, except where indicated)	GAAP			Non-GAAP (1)
	Q2 FYE26	Q2 FYE25	Y/Y%	Q2 FYE26	Q2 FYE25	Y/Y%
Total revenue (2)	$1,135	$844	34%	$1,135	$844	34%
License and other revenue	515	330	56%	515	330	56%
Royalty revenue	620	514	21%	620	514	21%
Cost of sales	(29)	(32)	(9)%	(20)	(24)	(17)%
Gross profit	1,106	812	36%	1,115	820	36%
Gross margin (%)	97.4%	96.2%		98.2%	97.2%
Operating expenses	$(943)	$(748)	26%	$(648)	$(494)	31%
Research and development	(691)	(507)	36%	(466)	(322)	45%
Selling, general and administrative	(252)	(241)	5%	(182)	(172)	6%
Operating income (loss)	163	64	155%	467	326	43%
Operating margin (%)	14.4%	7.6%		41.1%	38.6%
Net income (loss)	238	107	122%	417	317	32%
Diluted earnings (loss) per share ($)	$0.22	$0.10	120%	$0.39	$0.30	30%
Net cash provided by (used for) operating activities	567	6	nm (4)
Non-GAAP free cash flow				411	(65)	(732)%
Non-GAAP free cash flow trailing twelve months (TTM)				1,073	475	126%

Operating metrics (3):				Q2 FYE26	Q2 FYE25	Y/Y%
Annualized contract value (in millions)				$1,600	$1,253	28%
Remaining performance obligations (in millions)				$2,246	$2,385	(6)%
Number of extant Arm Total Access licenses				48	39
Number of extant Arm Flexible Access licenses				312	269

(1)    Non-GAAP cost of sales, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating expenses, Non-GAAP operating income (loss) Non-GAAP operating margin, Non-GAAP net income (loss), Non-GAAP diluted earnings (loss) per share, Non-GAAP free cash flow, and Non-GAAP free cash flow TTM are non-GAAP financial measures. For more information regarding our use of these measures and a reconciliation of these measures to the most directly comparable GAAP financial measures, see “—GAAP to Non-GAAP Reconciliation” below.
(2)    Total revenue, license and other revenue, and royalty revenue are presented in accordance with GAAP only.
(3)    Operating metrics are as of the last day of the applicable period. We continually review our key operating metrics to ensure that they provide useful information to investors in understanding and evaluating our results of operations. The quarterly number of employees and engineers as a key operating metric has become less relevant to our growth. We will continue to disclose our total number of employees on an annual basis in the shareholder letter for our fourth fiscal quarter, which we believe is sufficient and in line with comparable companies. As such, starting in Q1 FYE26, we are no longer reporting the total number of employees and engineers in our shareholder letter for our first, second and third fiscal quarters.
(4)     Percentage changes +/- 1000% are considered not meaningful and are presented as "nm."

Total revenue
Our major product offerings consist of the following:
License and other revenue
•Intellectual property license — We generally license IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of specified IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of the license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of specified IP, excluding when-and-if-available minor updates over the support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the timing of the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligation. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
Certain subscription license agreements include unspecified future IPs that are provided on a when-and-if-available basis, representing a stand-ready obligation. The contract consideration allocated to the stand-ready obligation is recognized on a ratable basis over the term of the contract, commencing upon the later of the effective date of the agreement and the transfer of the initial available IP license.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and the customer can begin to use and benefit from the license.
•Professional services — Services (such as training, professional and design services) that we provide, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services is recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, we have an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use. In certain arrangements, we also provide customers with professional and design services, as a stand-ready obligation, that are recognized on a ratable basis over the term of the contract.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty revenue
For most IP license agreements, royalties are collected on products that incorporate our IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on our technology that it contains. This estimation process for the royalty revenue accrual is based on a combination of methodologies, including the use of historical sales trends and macroeconomic factors for predictive analysis, the analysis of customer royalty reports and their sales trends and forecasts, as well as data and forecasts from third-party industry research providers. Data considered includes revenue, unit shipments, average selling price, product mix, market share and market penetration. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees in the period following the accrual, including royalty audit resolutions.

Royalty technology mix
Royalty mix by architecture such as Armv9 is estimated at the SoC level based on the architecture of the primary CPU or an approximation of the IP mix and is subject to change based on the availability of additional product detail. Referenced figures are based on the most recent royalty report data that relates to the prior quarter.
Number of extant Arm Total Access and Arm Flexible Access licenses
Each quarter, we track the number of extant Arm Total Access and Arm Flexible Access licenses with our customers, and those contracted through Arm Technology (China) Co. Limited ("Arm China"). Over the last several years many customers have opted for Arm Total Access and Arm Flexible Access licenses because of the subscription model providing comprehensive access to Arm IP products, tools and models, support and training, software, and physical IP.
We consider the number of extant Arm Total Access and Arm Flexible Access licenses as key performance indicators as they represent the increasing collaboration between us and our customers, which could be a leading indicator to more chips being designed with our products and, accordingly, more recurring royalty revenue in the future, improving our long-term market share.
Annualized contract value ("ACV")
Each quarter, we track the ACV relating to licensing agreements signed with our customers and those contracted through Arm China per the aggregate license fee as shared under the Intellectual Property License Agreement with Arm China. We define ACV as the total annualized committed fees, excluding any potential future royalty revenue, for all signed agreements deemed to be active through the last day of each applicable reporting period. Arm Total Access agreements and ALAs are deemed to be active for, and annualized over, the number of years in the contract. Any other license agreements, including single use and limited use licenses issued under an Arm Flexible Access agreement or Technology License Agreement, are deemed to be active for, and annualized over, three years based on the historical licensing patterns of our customers. The aggregate license fee shared by Arm China is also deemed to be active for, and annualized over, three years.
ACV is an operational metric based on committed fees, excluding royalties, not recognized revenue, and therefore is not reconcilable to, nor a substitute for, revenue reported under GAAP. However, we consider ACV to be a key operational metric that we use to track existing licensing commitments with our customers. Bookings of new licenses and recognized revenue may fluctuate materially from quarter to quarter due to customer buying patterns, timing of subscription renewals and as a function of contract duration. As a result, we believe ACV provides an additional understanding of our business performance and long-term trends.
Remaining performance obligations ("RPO")
RPO represents the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
Arm has elected to exclude potential future royalty receipts from the disclosure of RPO. Revenue recognition occurs upon delivery or beginning of license term, whichever is later.
Non-GAAP financial measures
In addition to our results determined in accordance with GAAP, we utilize and present financial measures that are not calculated and presented in accordance with GAAP. Our non-GAAP financial measures include non-GAAP cost of sales, non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP research and development operating expenses, non-GAAP selling, general and administrative operating expenses, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP effective tax rate benefit (expense), non-GAAP income (loss) from equity investments, net, non-GAAP interest income, net, non-GAAP other non-operating income (loss), net, non-GAAP income (loss) before income taxes, non-GAAP income tax benefit (expense), net, non-GAAP net income (loss), non-GAAP basic and diluted net income per share, or earnings per share, attributable to ordinary shareholders, non-GAAP free cash flow, and non-GAAP free cash flow TTM. We believe these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations, as well as provide a useful measure for period-to-period comparisons of our business performance. Moreover, we have included these non-GAAP financial measures because they are key measurements used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. We believe that the presentation of our non-GAAP financial measures, when viewed holistically, is helpful to investors in assessing the consistency and comparability of our performance in relation to prior periods and facilitates comparisons of our financial performance relative to our competitors, particularly with respect to competitors that present similar non-GAAP financial measures in addition to their GAAP results.
Non-GAAP financial measures are presented for supplemental information purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may not align with similar financial measures presented by our competitors, which may limit the ability of investors to assess our performance relative to certain peer companies.
Non-GAAP financial measures (other than non-GAAP free cash flow and non-GAAP free cash flow TTM) presented herein exclude share-based compensation ("SBC") cost associated with equity-classified awards where our intent is to issue equity upon vesting (in lieu of cash settlement), employer taxes related to SBC equity-classified awards, net of the research and development ("R&D") tax incentives associated with these taxes, other operating income (expenses), net, gain on disposal of business, costs associated with disposal activities, (income) loss from equity method investments, and income tax effect on non-GAAP adjustments. Non-GAAP free cash flow and non-GAAP free cash flow TTM exclude purchases of property and equipment, purchases of intangible assets, and payment of intangible asset obligations. We exclude these items from our non-GAAP financial measures because they are non-cash or non-recurring in nature, or because the amount and timing of these items is unpredictable and not driven by core results of operations, which renders comparisons with prior periods and competitors less meaningful.
Investors should consider non-GAAP financial measures alongside other financial performance measures, including operating income, net income and our other GAAP results. For more information regarding our use of these measures and a reconciliation to the most directly comparable GAAP financial measure, see “—GAAP to Non-GAAP Reconciliation.”

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except per share amounts)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2025	2024	2025	2024
Revenue:
Revenue from external customers	$713	$652	$1,438	$1,467
Revenue from related parties	422	192	750	316
Total revenue	1,135	844	2,188	1,783
Cost of sales	(29)	(32)	(59)	(65)
Gross profit (loss)	1,106	812	2,129	1,718
Operating expenses:
Research and development	(691)	(507)	(1,341)	(992)
Selling, general and administrative	(252)	(241)	(511)	(480)
Total operating expense	(943)	(748)	(1,852)	(1,472)
Operating income (loss)	163	64	277	246
Income (loss) from equity investments, net	(16)	(10)	(12)	14
Interest income, net	27	29	54	61
Other non-operating income (loss), net	128	(19)	129	(13)
Income (loss) before income taxes	302	64	448	308
Income tax benefit (expense)	(64)	43	(80)	22
Net income (loss)	$238	$107	$368	$330

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.22	$0.10	$0.35	$0.32
Diluted	$0.22	$0.10	$0.34	$0.31

Weighted average ordinary shares outstanding
Basic	1,060	1,049	1,059	1,047
Diluted	1,069	1,063	1,067	1,061

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value)
(Unaudited)

	As of
	September 30, 2025	March 31, 2025
Assets:
Current assets:
Cash and cash equivalents	$2,518	$2,085
Short-term investments	740	740
Accounts receivable, net (including receivables from related parties of $304 and $279 as of September 30, 2025 and March 31, 2025, respectively)	1,119	1,107
Contract assets (including contract assets from related parties of $352 and $152 as of September 30, 2025 and March 31, 2025, respectively)	647	642
Prepaid expenses and other current assets	346	256
Total current assets	5,370	4,830
Non-current assets:
Property and equipment, net	573	354
Operating lease right-of-use assets	358	320
Finance lease right-of-use assets	83	40
Equity investments (including investments held under fair value option of $294 and $300 as of September 30, 2025 and March 31, 2025, respectively)	556	565
Goodwill	1,625	1,620
Intangible assets, net	245	151
Deferred tax assets	403	401
Non-current portion of contract assets	248	346
Other non-current assets	249	305
Total non-current assets	4,340	4,102
Total assets	$9,710	$8,932
Liabilities:
Current liabilities:
Accrued compensation and benefits	$115	$140
Tax liabilities	98	124
Contract liabilities (including contract liabilities from related parties of $88 and $105 as of September 30, 2025 and March 31, 2025, respectively)	296	209
Operating lease liabilities	37	30
Other current liabilities (including payables to related parties of $6 and $11 as of September 30, 2025 and March 31, 2025, respectively)	414	426
Total current liabilities	960	929
Non-current liabilities:
Non-current portion of accrued compensation	27	26
Deferred tax liabilities	27	41
Non-current portion of contract liabilities	734	702
Non-current portion of operating lease liabilities	373	316
Other non-current liabilities	182	79
Total non-current liabilities	1,343	1,164
Total liabilities	2,303	2,093
Shareholders’ equity:
Ordinary shares, $0.001 par value; 1,097 shares authorized, 1,061 shares issued and outstanding as of September 30, 2025; and 1,088 shares authorized, 1,057 shares issued and outstanding as of March 31, 2025	2	2
Additional paid-in capital	3,101	2,922
Accumulated other comprehensive income (loss)	393	372
Retained earnings	3,911	3,543
Total shareholders’ equity	7,407	6,839
Total liabilities and shareholders’ equity	$9,710	$8,932

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2025	2024	2025	2024
Cash flows provided by (used for) operating activities:
Net income (loss)	$238	$107	$368	$330
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	55	44	115	87
Deferred income taxes	(12)	(13)	(26)	(11)
(Income) loss from equity investments, net	16	10	12	(14)
Share-based compensation cost	265	218	506	400
Operating lease expense	14	9	27	18
Gain on business divestiture	(131)	—	(131)	—
Other non-cash operating activities, net	(13)	11	(18)	12
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	196	(202)	(12)	(225)
Contract assets, net (including contract assets from related parties)	(30)	91	93	(151)
Prepaid expenses and other assets	(34)	(62)	4	(56)
Accrued compensation and benefits	(17)	8	(21)	(193)
Contract liabilities (including contract liabilities from related parties)	29	(2)	119	7
Tax liabilities	12	(64)	(22)	(68)
Operating lease liabilities	(13)	(10)	(22)	(21)
Other liabilities (including payables to related parties)	(8)	(139)	(93)	(399)
Net cash provided by (used for) operating activities	$567	$6	$899	$(284)

Cash flows provided by (used for) investing activities
Purchases of short-term investments	(50)	(15)	(405)	(65)
Proceeds from maturity of short-term investments	260	155	405	205
Purchases of equity investments	(1)	(5)	(3)	(41)
Purchases of intangible assets	(2)	(7)	(9)	(16)
Proceeds from business divestiture	127	—	127	—
Purchases of property and equipment	(138)	(53)	(292)	(82)
Other investing activities, net, including investments in convertible loans	—	—	1	—
Net cash provided by (used for) investing activities	$196	$75	$(176)	$1

Cash flows provided by (used for) financing activities
Payments of intangible asset obligations	(16)	(11)	(37)	(31)
Proceeds from Employee Stock Purchase Plan	35	—	35	—
Other financing activities, net	(7)	(17)	(24)	(21)
Payments of withholding tax on vested shares	(202)	(25)	(287)	(97)
Net cash provided by (used for) financing activities	$(190)	$(53)	$(313)	$(149)

Effect of foreign exchange rate changes on cash and cash equivalents	(11)	5	23	7
Net increase (decrease) in cash and cash equivalents	562	33	433	(425)
Cash and cash equivalents at the beginning of the period	1,956	1,465	2,085	1,923
Cash and cash equivalents at the end of the period	$2,518	$1,498	$2,518	$1,498

Arm Holdings plc
GAAP to Non-GAAP Reconciliation
(Unaudited)
The following is a reconciliation of GAAP to Non-GAAP results:

	Three Months Ended September 30, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Gain on disposal of business	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,135	$—	$—	$—	$—	$—	$1,135
Cost of sales	(29)	7	2		—	—	(20)
Gross profit (loss)	1,106	7	2	—	—	—	1,115
Gross margin	97.4%						98.2%
Operating expenses:
Research and development	(691)	197	28	—	—	—	(466)
Selling, general and administrative	(252)	61	9	—	—	—	(182)
Total operating expense	(943)	258	37	—	—	—	(648)
Operating income (loss)	163	265	39	—	—	—	467
Operating margin	14.4%						41.1%
Income (loss) from equity investments, net	(16)	—	—	—	16	—	—
Interest income, net	27	—	—	—	—	—	27
Other non-operating income (loss), net	128	—	—	(131)	—	—	(3)
Income (loss) before income taxes	302	265	39	(131)	16	—	491
Income tax benefit (expense)	(64)	—	—	—	—	(10)	(74)
Net income (loss)	$238	$265	$39	$(131)	$16	$(10)	$417
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.22						$0.39
Diluted	$0.22						$0.39
Weighted average ordinary shares outstanding
Basic	1,060						1,060
Diluted	1,069						1,069

Effective tax rate benefit (expense)	(21.2)%						(15.1)%
(1)     Total SBC cost was $265 million for the three months ended September 30, 2025, all of which relates to equity-classified awards.
(2)     Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Three Months Ended September 30, 2024
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$844	$—	$—	$—	$—	$—	$844
Cost of sales	(32)	7	1	—	—	—	(24)
Gross profit (loss)	812	7	1	—	—	—	820
Gross margin	96.2%						97.2%
Operating expenses:
Research and development	(507)	154	31	—	—	—	(322)
Selling, general and administrative	(241)	57	10	2	—	—	(172)
Total operating expense	(748)	211	41	2	—	—	(494)
Operating income (loss)	64	218	42	2	—	—	326
Operating margin	7.6%						38.6%
Income (loss) from equity investments, net	(10)	—	—	—	10	—	—
Interest income, net	29	—	—	—	—	—	29
Other non-operating income (loss), net	(19)	—	—	—	—	—	(19)
Income (loss) before income taxes	64	218	42	2	10	—	336
Income tax (expense) benefit	43	—	—	—	—	(62)	(19)
Net income (loss)	$107	$218	$42	$2	$10	$(62)	$317
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.10						$0.30
Diluted	$0.10						$0.30
Weighted average ordinary shares outstanding
Basic	1,049						1,049
Diluted	1,063						1,063
(1)     Total SBC cost was $218 million for the three months ended September 30, 2024, of which all are equity-classified awards.
(2)    Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2025
(in millions, except per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Other operating income (expenses), net	Costs associated with disposal activities	Gain on disposal of business	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$2,188	$—	$—	$—	$—	$—	$—	$—	$2,188
Cost of sales	(59)	14	3	—	—	—	—	—	(42)
Gross profit (loss)	2,129	14	3	—	—	—	—	—	2,146
Gross margin	97.3%								98.1%
Operating expenses:
Research and development	(1,341)	371	64	—	—	—	—	—	(906)
Selling, general and administrative	(511)	121	26	2	1	—	—	—	(361)
Total operating expense	(1,852)	492	90	2	1	—	—	—	(1,267)
Operating income (loss)	277	506	93	2	1	—	—	—	879
Operating margin	12.7%								40.2%
Income (loss) from equity investments, net	(12)	—	—	—	—	—	12	—	—
Interest income, net	54	—	—	—	—	—	—	—	54
Other non-operating income (loss), net	129	—	—	—	—	(131)	—	—	(2)
Income (loss) before income taxes	448	506	93	2	1	(131)	12	—	931
Income tax benefit (expense)	(80)	—	—	—	—	—	—	(60)	(140)
Net income (loss)	$368	$506	$93	$2	$1	$(131)	$12	$(60)	$791
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.35								$0.75
Diluted	$0.34								$0.74
Weighted average ordinary shares outstanding
Basic	1,059								1,059
Diluted	1,067								1,067
(1)     Total SBC cost was $506 million for the six months ended September 30, 2025, all of which relates to equity-classified awards.
(2)    Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)

	Six Months Ended September 30, 2024
(in millions, except share and per share amounts)	GAAP Results	Share-based compensation cost (equity settled) (1)	Employer taxes related to SBC, net of R&D tax incentives (2)	Costs associated with disposal activities	(Income) loss from equity method investments, net	Income tax effect on non-GAAP adjustments	Non-GAAP Results
Total revenue	$1,783	$—	$—	$—	$—	$—	$1,783
Cost of sales	(65)	13	4	—	—	—	(48)
Gross profit (loss)	1,718	13	4	—	—	—	1,735
Gross margin	96.4%						97.3%
Operating expenses:
Research and development	(992)	283	89	—	—	—	(620)
Selling, general and administrative	(480)	104	33	2	—	—	(341)
Total operating expense	(1,472)	387	122	2	—	—	(961)
Operating income (loss)	246	400	126	2	—	—	774
Operating margin	13.8%						43.4%
Income (loss) from equity investments, net	14	—	—	—	(14)	—	—
Interest income, net	61	—	—	—	—	—	61
Other non-operating income (loss), net	(13)	—	—	—	—	—	(13)
Income (loss) before income taxes	308	400	126	2	(14)	—	822
Income tax (expense) benefit	22	—	—	—	—	(108)	(86)
Net income (loss)	$330	$400	$126	$2	$(14)	$(108)	$736
Net income (loss) per share attributable to ordinary shareholders
Basic	$0.32						$0.70
Diluted	$0.31						$0.69
Weighted average ordinary shares outstanding
Basic	1,047						1,047
Diluted	1,061						1,061
(1)     Total SBC cost was $400 million for the six months ended September 30, 2024, all of which relate to equity-classified awards.
(2)    Represents employer taxes related to SBC for equity-classified awards, net of the R&D tax incentives associated with these taxes.

Arm Holdings plc
GAAP to Non-GAAP Reconciliation (continued)
(Unaudited)
The following are reconciliations of Net cash provided by (used for) operating activities to Non-GAAP free cash flow and Non-GAAP free cash flow TTM:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2025	2024	2025	2024
Net cash provided by (used for) operating activities	$567	$6	$899	$(284)
Adjusted for:
Purchases of property and equipment	(138)	(53)	(292)	(82)
Purchases of intangible assets	(2)	(7)	(9)	(16)
Payment of intangible asset obligations	(16)	(11)	(37)	(31)
Non-GAAP free cash flow	$411	$(65)	$561	$(413)

	Trailing Twelve Months Ended September 30,
(in millions)	2025	2024
Net cash provided by (used for) operating activities	$1,580	$693
Adjusted for:
Purchases of property and equipment	(429)	(114)
Purchases of intangible assets	(13)	(54)
Payment of intangible asset obligations	(65)	(50)
Non-GAAP free cash flow TTM	$1,073	$475

Forward-Looking Statements
This shareholder letter contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. There are many factors that could cause or contribute to such differences, including, but not limited to, any of the following: our dependence on the semiconductor and electronics industries and the demand for the products of our customers; our development of compute subsystems, chiplets, or complete System-on-a-Chip (SoC) solutions as well as other more integrated compute products; our dependence on the compatibility of our products with the manufacturing and design processes of our customers; our reliance on third parties to market and sell chips and end products incorporating our products, as well as add value to our licensed products; our dependence on a limited number of customers for a significant portion of our revenue; the loss of any of our senior management personnel or one or more key employees or our inability to attract and retain qualified personnel; our ability to adequately fund our research and development efforts; risks related to the availability of development tools, systems software, electronic design automation tools and operating systems compatible with our architecture; our ability to protect our proprietary products and our brand, and the costs of protecting such intellectual property rights, particularly as a result of litigation; our ability to verify royalty amounts owed to us under our licensing agreements; risks related to foreign exchange fluctuations; changes in our effective tax rate; risks associated with organic growth or growth from strategic investments or acquisitions we make, and the risk of failing to effectively manage our growth; risks associated with the slow development of the market for our connectivity, device and data management platform; the possibility of cyberattacks, breaches of our security controls and unauthorized access to our data or a customer’s data; our ability to satisfy data protection, security, privacy or other government- and industry-specific requirements; risks associated with the interests of SoftBank Group Corp., our controlling shareholder, conflicting with the interests of other holders of our ordinary shares and American depositary shares; and effects of global general economic conditions, political factors, war or hostility, pandemics and other events outside of our control. Refer to “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 28, 2025, for additional risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by forward-looking statements included herein.
This shareholder letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact could be deemed forward-looking statements, including without limitation, statements relating to our future operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue,” “ongoing” or similar words or phrases, or the negative of these words or phrases. The inclusion of forward-looking statements in this shareholder letter should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved or that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements included in this shareholder letter are based on management’s current beliefs, assumptions and expectations of our future economic performance, considering the information currently available to management. While we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. All such factors are difficult to predict, represent uncertainties that may materially affect actual results and may be beyond our control. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors or to assess the impact of each such risk factor on the Company. Any forward-looking statement in this shareholder letter speaks only as of the date hereof, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this shareholder letter except as required by applicable law. If one or more risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements.